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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

HUNGARIAN TELEPHONE AND CABLE CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE U.S.$0.001 PER SHARE

(Title of Class of Securities)

4455421030

(CUSIP Number)

Torben V. Holm
TDC A/S
(Formerly Tele Danmark A/S)
Noerregade 21
0900 Copenhagen C, Denmark
Tel: +45 3399 8050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 4455421030			Page 2 of 5

1.	Name of Reporting Person: TDC A/S (formerly Tele Danmark A/S)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,799,782*

		8.	Shared Voting Power: Not Applicable

		9.	Sole Dispositive Power: 10,799,782*

		10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,799,782*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.8%**

14.	Type of Reporting Person (See Instructions): CO, HC

*	Includes 5,248,846 shares of common stock of the issuer currently beneficially owned by the reporting person, 18,000 shares of Series A Convertible Preferred Stock currently beneficially owned by the reporting person, each share of which is convertible into ten shares of common stock of the issuer at the option of the holder and the following securities acquired by the reporting person as discussed in Item 4 below: (i) 2,750,936 shares of common stock of the issuer, (ii) 12,000 shares of Series A Convertible Preferred Stock of the Seller and (iii) warrants exercisable within 60 days from the purchase thereof to acquire an aggregate of 2,500,000 shares of common stock of the issuer.

**	The calculation of the foregoing percentage is based on the number of shares of common stock of the issuer outstanding (12,680,417) as set forth in the issuer’s Form 10-Q for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission (the “Commission”) on November 11, 2004 plus the total number of shares of common stock to be issued upon the conversion of the Series A Convertible Preferred Stock and the exercise of the warrants described in Item 4 below.

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This Amendment No. 7 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the “Shares”) of Hungarian Telephone and Cable Corp. (the “Issuer”). This Amendment No. 7 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 3: Source and Amounts of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On April 12, 2005, TDC acquired (i) 2,750,936 Shares, (ii) 12,000 shares of the Issuer’s Series A Convertible Preferred Stock and (iii) warrants entitling the holder to purchase an aggregate of 2,500,000 Shares. The aggregate amount of funds used to acquire those securities was $79,933,292. TDC funded the purchase price out of its working capital.

Item 4: Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the eighth paragraph of such item:

The closing of the transactions contemplated by the SPA was completed on April 12, 2005. Pursuant to the provisions of the SPA, TDC acquired from the Sellers (i) 2,750,936 Shares, (ii) 12,000 shares of Series A Convertible Preferred Stock and (iii) warrants entitling the holder to purchase an aggregate of 2,500,000 Shares.

Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following after the tenth paragraph of such item:

In addition, TDC has sought the resignations of the Sellers’ nominee directors presently serving on the Issuer’s board of directors as of the closing of the transactions contemplated by the SPA.

Item 5: Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

(a) - (b)	TDC beneficially owns 10,799,782 Shares of the Issuer (including any Shares that are deemed to be beneficially owned by TDC) and such Shares constitute approximately 69.8% of the outstanding Shares of the Issuer. Of the 10,799,782 Shares beneficially owned by TDC, (i) 7,999,782 Shares are owned by TDC, (ii) 300,000 Shares are deemed to be beneficially owned by TDC because TDC owns 30,000 shares of Series A Convertible Preferred Stock of the Issuer, each of which is convertible into ten Shares at the option of the holder of those shares and (iii) 2,500,000 Shares are deemed to be beneficially owned by TDC because TDC owns warrants to purchase an aggregate of 2,500,000 Shares.

TDC has the sole power to vote and dispose of all of the 7,999,782 Shares it currently owns and, if TDC converts its 30,000 shares of Series A Convertible Preferred Stock and exercises its warrants to purchase 2,500,000 Shares, it will have the sole power to vote and dispose of the Shares acquired upon such conversion or exercise.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Amendment No. 5 to the Schedule 13D, TDC and the other parties to the SPA entered into a stockholders agreement, dated as of September 3, 2004 (the “Stockholders Agreement”). The Stockholders Agreement is terminated as of April 12, 2005.

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SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2005

TDC A/S

By:	/s/ Lotte Georgi Mouritzen

Name: Lotte Georgi Mouritzen Title: Authorized Signatory

By:	/s/ Jørgen Rønnow

Name: Jørgen Rønnow Title: Authorized Signatory

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[Logo of TDC]
GENERAL POWER OF ATTORNEY

We, the undersigned,

TDC A/S (“TDC”), a Danish public company listed on the Copenhagen Stock Exchange, duly represented by Mr. Henning Dyremose, CEO, and Hans Munk Nielsen, CFO, hereby authorize each of the following persons, acting any two together: Mr. John A. Healy, Mr. Robert MacVicar, Mr. Robert Trefny, Ms. Marie de Elizalde, Mr. Inigo Esteve, Mr. Viquar M. Shariff, Ms. Lotte Georgi Mouritzen, Mr. Jorgen Ronnow or Mr. Claus Jacobsen (hereinafter all the above persons are referred to as the “Proxies”) to represent TDC in all matters, and exercise all rights and obligations of TDC in connection with the Closing and settling of the Securities Purchase Agreement entered into between on the one hand TDC and on the other hand ASHMORE GLOBAL SPECIAL SITUATIONS FUND LIMITED, ASSET HOLDER PCC NO. 2 LIMITED RE ASHMORE EMERGING ECONOMY PORTFOLIO, ASSET HOLDER PCC LIMITED RE: ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO, ASHMORE EMERGING MARKETS DEBT FUND and EMDCD LIMITED on 30 March 2005 regarding the sale of ordinary and preference shares, warrants and subordinated debt relating to Hungarian Telephone and Cable Coirporation, Inc. (“HTCC”) and completion of the transactions therein.

Without limiting the generality of the foregoing, the Proxies are expressly authorized to perform all legal acts necessary or in the opinion of the Proxies expedient for the execution of the powers granted by TDC herein, in particular to:

-	receive the shares, warrants and notes described in the Securities Purchase Agreement on behalf of TDC, and
-	file on behalf of TDC with the US Securities and Exchange Commission an amendment to the existing Schedule 13D filing of TDC regarding HTCC.

This Power of Attorney is valid for 1 month from the date below, whereafter it will lapse, and is granted without the right of substitution.

Copenhagen, April 8 2005

TDC A/S /s/ Henning Dyremose
Henning Dyremose President and Chief Executive Officer

/s/ Hans Munk Nielsen
Hans Munk Nielsen Senior Executive Vice President and Chief Financial Officer